MIT CAPITAL INC.'S TENDER OFFER TO BUY MEADE INSTRUMENTS CORP. FOR $3.65 PER SHARE
EXPIRED ON JULY 19, 2013

San Jose, California – July 23, 2013 – MIT Capital Inc. and VictoryOne Inc.(together "MITC")'s tender offer to acquire all of the outstanding common stock of Meade Instruments Corp. (“Meade”) for $3.65 per share in cash expired at 12:00 midnight, New York City Time, at the end of day on Friday, July 19, 2013.

The depositary for the tender offer, VStock Transfer, LLC, informed MITC that at the expiration approximately 15,760 shares of common stock of Meade had been validly tendered and not withdrawn pursuant to the tender offer

Because the tendered shares, together with the shares then owned by MITC, did not represent at least a majority of the total number of shares of Meade outstanding on a fully-diluted basis, the minimum tender condition to the tender offer was not met and MITC did not accept any of the shares tendered pursuant to the tender offer. All tendered shares are being promptly returned to the tendering shareholders.

About MIT Capital Inc.

MIT Capital Inc. and its affiliates sell, manufacturer, and distribute laser and optics products, data logger, and other instruments globally and in emerging markets. Led by the award-winning entrepreneur and well established business leader Jason Tian, MIT and its affiliates have extensive sales and distribution channels, financial resources, manufacturing facilities and expansion capabilities, and a deep management team focused on developing technologies and products marketable and desired by their customers.

Important Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the capital stock of Meade Instruments Corp. or any other securities. MIT Capital Inc. and VictoryOne Inc. have filed an amendment to the tender offer statement on Schedule TO/A, with the United States Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE AMENDMENT TO THE TENDER OFFER STATEMENT, AS FILED, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov.

Contact:

MIT Capital Inc.

97 E Brokaw Rd, Suite 210

San Jose, CA 95112

Phone: 408-329-6148

Cindy Wang

cwang@terracap.com

TerraNova Capital Partners